LATAM group transported 7.3 million passengers in December and reached 82 million passengers transported during 2024

Operating statistics for December 2024

Santiago, January 10, 2025 - During December, LATAM group transported 7.3 million passengers, representing a 5.4% increase compared to the same month of 2023. In total, the group transported 82 million passengers between January and December 2024, an 11.0% increase compared to the previous year, marking the highest number of passengers transported historically.

In addition, during December, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 10.9% compared to December 2023. This growth was mainly driven by a 16.1% increase in the group's international operations. During this period, new international routes were launched from Santiago, Chile to Bariloche in Argentina, Recife in Brazil and Punta del Este in Uruguay, as well as from Lima, Peru to Montego Bay in Jamaica and Rosario in Argentina.

On an annual basis, LATAM group increased its consolidated capacity, measured in available seat-kilometers (ASK), by 15.1% compared to the full year 2023, in line with the latest guidance updated last October.

Furthermore, in December, the consolidated load factor was 84.8%, and for the full year, it reached 84.3%, which is 1.2 percentage points higher than the full year 2023.

In terms of cargo, LATAM group's capacity, measured in available ton-kilometers (ATK), increased by 11.8% compared to December last year, reaching 747 million ATK.

The following table summarizes the main operating statistics for the month, quarter, and year-to-date as of December for the main LATAM group business segments:

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

LATAM GROUP OPERATIONS	December			Fourth Quarter			Year to Date
	2024	2023	% Change	2024	2023	% Change	2024	2023	% Change
LATAM GROUP PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	11,943	10,713	11.5%	35,082	31,199	12.4%	133,138	114,007	16.8%
DOMESTIC SSC (1)	2,072	1,980	4.6%	6,039	5,697	6.0%	22,893	20,482	11.8%
DOMESTIC BRAZIL (2)	3,587	3,343	7.3%	10,469	9,520	10.0%	39,476	36,185	9.1%
INTERNATIONAL (3)	6,284	5,390	16.6%	18,574	15,983	16.2%	70,769	57,340	23.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	14,080	12,691	10.9%	41,022	36,681	11.8%	157,931	137,251	15.1%
DOMESTIC SSC (1)	2,471	2,332	5.9%	7,245	6,810	6.4%	27,817	24,970	11.4%
DOMESTIC BRAZIL (2)	4,282	4,050	5.7%	12,376	11,378	8.8%	47,926	44,767	7.1%
INTERNATIONAL (3)	7,327	6,309	16.1%	21,402	18,492	15.7%	82,188	67,514	21.7%

PASSENGER LOAD FACTOR
SYSTEM	84.8%	84.4%	0.4p.p	85.5%	85.1%	0.5p.p	84.3%	83.1%	1.2p.p
DOMESTIC SSC (1)	83.9%	84.9%	-1.0p.p	83.4%	83.6%	-0.3p.p	82.3%	82.0%	0.3p.p
DOMESTIC BRAZIL (2)	83.8%	82.5%	1.2p.p	84.6%	83.7%	0.9p.p	82.4%	80.8%	1.5p.p
INTERNATIONAL (3)	85.8%	85.4%	0.3p.p	86.8%	86.4%	0.4p.p	86.1%	84.9%	1.2p.p

PASSENGER BOARDED (thousand)
SYSTEM	7,300	6,927	5.4%	21,501	20,083	7.1%	82,007	73,898	11.0%
DOMESTIC SSC (1)	2,753	2,706	1.7%	8,107	7,815	3.7%	31,115	27,999	11.1%
DOMESTIC BRAZIL (2)	3,112	2,999	3.8%	9,157	8,660	5.7%	34,845	32,984	5.6%
INTERNATIONAL (3)	1,434	1,222	17.4%	4,237	3,608	17.4%	16,048	12,915	24.3%

LATAM GROUP CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	402	358	12.4%	1,198	1,024	17.0%	4,330	3,704	16.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	747	668	11.8%	2,142	1,925	11.3%	8,066	7,171	12.5%

CARGO LOAD FACTOR
SYSTEM	53.9%	53.5%	0.3p.p	55.9%	53.2%	2.7p.p	53.7%	51.6%	2.0p.p

(1) Domestic SSC refers to domestic operations of LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Peru.
(2) Domestic Brazil refers to LATAM Airlines Brazil domestic operations.
(3) International refers to international operations of LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, LATAM Airlines Peru and LATAM Airlines Paraguay.

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

ABOUT LATAM GROUP
LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean.
The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates' aircraft, they have a fleet of 22 freighters. These cargo subsidiaries have access to the group's passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.
More financial information at www.latamairlinesgroup.net
www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.
Investor Relations
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net